MILACRON
---------                                                       News Release
Manufacturing Technologies

CONTACT: AL BEAUPRE  (513) 487-5918


                  MILACRON APPOINTS STEVEN N. ISAACS DIRECTOR


CINCINNATI, OHIO, April 6, 2004...Steven N. Isaacs has been appointed to the board of directors of Milacron Inc. (NYSE: MZ) effective April 5.

Mr. Isaacs, 40, is a director of Glencore Finance AG, an investment company in Switzerland. He is also a director of Mopani Copper Mines Limited in Zambia and an alternate director of Minara Resources Limited in Australia. He was selected for appointment as a Milacron director and as a nominee for re-election by Glencore Finance AG and Mizuho International plc, holders of Milacron's Series A Notes pursuant to the Note Purchase Agreement dated March 12, 2004. He has also been appointed to the board's finance committee.

"We are very pleased to have Steven Isaacs join us as a new director," said Ronald D. Brown, Milacron chairman, president and chief executive officer. "Steven brings with him extensive international experience and financial expertise to help strengthen an already strong board. We look forward to his advice and guidance as we continue to develop our platform for future growth and profitability."

Prior to his current position, Mr. Isaacs was responsible for the investment activities of Glencore International AG in copper and nickel assets. He is a chartered accountant with a bachelor of commerce, a bachelor of accounting and an MBA from the University of the Witwatersand in South Africa.

On April 5, 2004, Milacron Inc. ("Milacron" or the "Company") filed a preliminary proxy statement with the Securities and Exchange Commission (the "SEC") in connection with Milacron's annual meeting of shareholders (the "Annual Meeting") and the matters to be considered at the Annual Meeting including proposals seeking stockholder approval for authorization of additional shares of common stock of the Company and the issuance of new preferred stock convertible into such common stock. In addition, Milacron will file a definitive proxy statement, and may file other proxy materials, with the SEC with respect to these matters. Investors and security holders are urged to read the definitive proxy statement and any other proxy materials when they become available because they will contain important information concerning the Annual Meeting, the authorization of additional shares of common stock of the Company and the issuance of new preferred stock convertible into such common stock for which stockholder approval will be sought at the Annual Meeting and other matters to be considered at


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the Annual Meeting. A definitive proxy statement will be sent to the stockholders of Milacron. Investors and security holders may obtain a free copy of the definitive proxy statement, when it becomes available, and other documents filed with, or furnished to, the SEC by Milacron at the SEC's web site at www.sec.gov. The definitive proxy statement and other documents may also be obtained for free by directing a request to Milacron Inc., 2090 Florence Ave., Cincinnati, OH 45206, by calling (513) 487-5000, or by going to the "Investors" section of Milacron's website at www.milacron.com.

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First incorporated in 1884, Milacron is a leading global supplier of plastics-processing technologies and industrial fluids, with major manufacturing facilities in North America, Europe and Asia. For further information, visit the company's web site or call the toll-free investor hot line: 800-909-MILA (800-909-6452).

Photos of all Milacron directors are available at ftp://ftp.milacron.com/photo/directors/.

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